July 13, 2005



via U.S. Mail
Jeff D. Morris
Chief Executive Officer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251


Re:	Alon USA Energy, Inc.
      Amendment No. 3 to Registration Statement on
      Form S-1
      File No. 333-124797
      Filed July 7, 2005

Dear Mr. Morris:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form S-1/A-3, Filed July 7, 2005

Use of Proceeds, page 24


1. Given the restrictions contained in the debt agreements you reference, please revise the disclosure to further clarify and explain how the company will be capable of paying dividends in the future with proceeds other than those generated from the initial public offering.


Selected Historical Consolidated and Combined Financial and
Operating
Data, page 30

Form S-1/A-3, Filed July 7, 2005

2. We note that you have defined EBITDA as earnings before minority interest, income tax expense, interest expense, depreciation, amortization and gain on dispositions of assets. Please revise your description to refer to a measure that more appropriately describes this measure. This comment applies to your use of this measure throughout your filing. Additionally, clarify whether or not the calculation of this measure is consistent with the calculation of EBITDA referred to on page 54 related to certain financial covenants.
Refer to Item 10(e)(1)(ii)(E) of Regulation S-K and Question 10 of the June 13, 2004 Division of Corporation Finances` Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures which is at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.


Principal Stockholders, page 89

3. Please supplement the disclosure to briefly explain the overall purpose of the transaction entered into between the parties to the July 6, 2005 agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jennifer Goeken at (202) 551-3721 or in her absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at
(202) 551-3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Mark Betzen, Esq.
	Jones Day
	(214) 969-5100 (fax)





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Mr. Morris
Alon USA Energy, Inc.
July 13, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010